ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
8101 EAST PRENTICE AVE., SUITE 890
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
April 14, 2011
By Edgar
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561

Attn:	William H. Thompson Accounting Branch Chief

Re:	LJ International Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 25, 2010 File No. 0-29620
Dear Mr. Thompson:
On behalf of LJ International Inc., we are filing herewith the Company’s response to the Staff’s comment letter dated March 24, 2011 (the “Comment Letter”). The numbered response which follows corresponds to the number of the comment in the Comment Letter.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 15. Controls and Procedures, page 62 (b) Management’s Annual Report on Internal Control Over Financial Reporting, page 62
1.	As we discussed yesterday, the Company does not agree with, but has accepted, the Staff’s beliefs that the Company’s Chief Financial Officer and Senior Vice President “do not appear to have the requisite U.S. GAAP experience” and that their “lack of U.S. GAAP experience constitutes a material weakness” and that, thus, the Company’s “internal control over financial reporting would not be effective.”
The Comment Letter requests that, in future filings, the Company revise its conclusion on internal control over financial reporting and explain in detail that the Company has an accounting department with limited knowledge of U.S. GAAP and disclose how the Company will remedy this material weakness in the future.

Securities and Exchange Commission
April 14, 2011

Please be advised that the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 on April 11, 2011. The Company revised its disclosure in the last two paragraphs of Item 15(b) — Management’s Annual Report on Internal Control Over Financial Reporting to read as follows:
“The SEC has advised us by a letter dated March 24, 2011 that it is not clear to the SEC that our Chief Financial Officer and Senior Vice President have sufficient expertise to prepare financial statements in accordance with U.S. GAAP since they do not appear to have the requisite U.S. GAAP experience. In this regard, the SEC notes that our Chief Financial Officer and Senior Vice President do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would appear to provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP experience is limited to knowledge gained from their current positions with us. Accordingly, the SEC believes that we have an accounting department with limited knowledge of U.S. GAAP and that this “lack of U.S. GAAP experience” constitutes a material weakness; thus, the SEC believes that our internal control over financial reporting would not be effective.
Although we strongly disagree with the SEC’s approach, evaluation and conclusion in this regard, and in order to remedy this “material weakness” in the future, we intend to adopt the International Financial Reporting Standards (“IFRS”) and interpretations approved by the International Accounting Standards Board rather than U.S. GAAP as soon as practicable after the date hereof.”
With this reply the Company now believes that it has responded fully to the one remaining comment in the Comment Letter. We would greatly appreciate any expedited review that the Staff may afford this latest response so that the Staff may thereafter confirm that it will not have any further comments on our 2009 Form 20-F.
Thank you for your assistance and cooperation throughout this review. If you have any questions or comments regarding the foregoing information, please contact me at my office.
Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein
ANB/sma

cc: LJ International Inc.